SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c) and (d)

And Amendments thereto filed pursuant to Rule 13d-2

(Amendment No. 26 )*

THE LIBERTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

530370 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages.

CUSIP NO. 530370 10 5	SCHEDULE 13G	PAGE 2 OF 4 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS W. Hayne Hipp
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (A) ☐ (B) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 496,444 Shares (6) SHARED VOTING POWER 1,584,958 Shares (7) SOLE DISPOSITIVE POWER 496,444 Shares (8) SHARED DISPOSITIVE POWER 1,584,958 Shares

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,081,402 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
(12)	TYPE OF REPORTING PERSON * IN

*	SEE INSTRUCTIONS BEFORE FILING OUT!

PAGE 2 OF 4 PAGES

AMENDMENT NO. 25 TO SCHEDULE 13G

Item 1	(a).	Name of Issuer:

The Liberty Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

135 South Main Street Greenville, South Carolina 29601

Item 2	(a).	Name of Person Filing:

W. Hayne Hipp

Item 2	(b).	Address of Principal Business Office or, If None, Residence:

135 South Main Street Greenville, South Carolina 29601

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of class of securities:

Common Stock

Item 2	(e).	CUSIP Number: 530370-10-5

Item 3	Not Applicable

Page 3 of 4 Pages.

Item 4.	Ownership:

(a) Amount Beneficially Owned:

2,081,402 shares

(b) Percent of Class:

11.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote 496,444 shares

(ii) Shared power to vote or direct the vote 1,584,958 shares

(iii) Sole power to dispose or direct the disposition of 496,444 shares

(iv) Shared power to dispose or direct the disposition of 1,584,958 shares

Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 496,444 shares as to which he has sole voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

As a result of the Issuer’s merger with Raycom Media, Inc., the Reporting Person no longer has beneficial ownership of any of the Issuer’s shares. The Reporting Person ceased to be a beneficial owner of any shares on January 31, 2006.

Item 6.	Ownership or More than Five Percent on Behalf of Another Person:

The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

(a) 762,036 shares (or 4.2%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of the adult children of Mr. Hipp’s deceased aunt (Dorothy Hipp Gunter). Mr. Hipp and an unrelated individual are committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

(b) 102,180 shares (or .6%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust for the benefit of Boyd Calhoun Hipp II. Mr. Hipp is a committeeman for this trust and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

(c) 301,144 shares (or 1.6%) are held by Wachovia Bank, Greenville, South Carolina as trustee of a trust for the benefit of Mr. Hipp’s sister. Mr. Hipp and Mr. Hipp’s brother are the committeemen for this trust and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trust and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

(d) 270,343 shares (or 1.5%) are held by The W. Hayne Hipp Foundation. Mr. Hipp and Mr. Hipp’s wife are trustees of the Foundation.

(e) 106,333 shares (or .6%) are held by Wachovia Bank, Greenville, South Carolina, as trustee of trusts for the benefit of Dorothy Gunter Leland and Cecil Guy Gunter, Jr. Mr. Hipp, Mrs. Leland and Mr. Gunter are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

(f) 12,045 shares (or .1%) are held by Mr. Hipp’s wife.

(g) 30,877 shares (or .2%) are held by the W. Hayne Hipp 1990 Family Trust for the benefit of his children. Mr. Hipp’s wife and an unrelated individual serve as Co-Trustees of this Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of the Group:

Not applicable.

Item 10.	Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006	/s/ W. Hayne Hipp
W. Hayne Hipp

Page 4 of 4 Pages.